Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

082-34955

Date: 22/05/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

[redacted]

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

5/28

Annex A

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	Holding (s) In Compeny	18/5/08	1
2.	Immediate Report	21/5/08	2
3.			
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8.			
9.			
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Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

RECEIVED
2008 MAY 27 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: May 21, 2008 082-34955
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

In accordance with the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as set out below, further to the immediate report which it published on 17th April, 2008 (hereinafter: "the Previous Report") on the subject of the Bank's holdings of asset-backed securities:

1. The Board of Directors of the Bank which convened on 20th May, 2008 late in the afternoon, adopted a resolution to realize the entire holdings of the Bank in mortgage-backed securities (hereinafter: "MBS"), which were bought by the New York Branch of the Bank, and the size of the investment therein, as at 31st March, 2008 amounts to about 3.42 billion US Dollars (hereinafter: "the MBS Portfolio").

   As reported by the Bank in the Previous Report, the Bank received on 17th April, 2008 an instruction from the Supervisor of Banks to weight its holdings of most of the MBS Portfolio for the purpose of calculating the ratio of capital to risk assets, to twice their value in the books of the Bank. The implementation of this instruction placed in doubt the economic profitability of continuing to hold the MBS Portfolio for the long term, as the Bank had intended to do until such time.

   So, when the aforesaid instruction of the Supervisor was received, the Bank began to check and make inquiries about the proper and most profitable ways of continuing to deal with the MBS Portfolio owned by it, including the existing possibilities of realizing the entire portfolio, or part thereof.

   In view of the enquiries made and having due regard for the continuing global crisis, particularly in the realm of mortgages, in view of assessments that the crisis in the United States property market is deeper and more severe than was previously thought and is likely to continue for a long time and is liable to get worse, and in the face of the decline and volatility of prices in the market for securities of the MBS type around the world, and the fear that even MBS which still enjoy a high rating are liable to be affected should the crisis become worse, and after the Board of Directors held a discussion on the various alternatives available to the Bank and the various offers which the Bank received in recent weeks for the sale of its MBS Portfolio, the Board of Directors adopted its aforesaid resolution to realize the entire portfolio.

2. Further to the Board of Directors' resolution, the Bank shortly thereafter, on 20th May, 2008 in the evening, sold the entire MBS Portfolio to the Pimco investment fund, through Deutsche Bank, in consideration for the overall amount of about 2.55 billion US Dollars, by way of a cash transaction with no financing. This sale resulted in a loss for the Bank of about 870 million US Dollars before tax, a loss of about 550 million US Dollars after tax, which will be recorded in its entirety in the financial statement of the Bank for the first quarter of the year. It should be noted that the Bank has already recorded in its financial statements for the year ended 31st December, 2007 a provision for a temporary decline in the value of the MBS Portfolio in an amount of 143 million US Dollars, and reported on 17th April, 2008 that the temporary provision would be increased to an amount of 709 million US Dollars. This temporary provision will now become a permanent one, which will form part of the amount charged to the statement of profit and loss of the Bank for the first quarter of the year, as aforesaid.

3. In addition, the Bank, for reasons of conservatism, is about to charge to the statement of profit and loss for the first quarter of the year an amount of 103 million US Dollars (including a sum of 26 million US Dollars, which was reported in the Previous Report) on account of a decline in value of an other-than- temporary nature of its investment in financial instruments known as SIV. This amount constitutes the entire balance of the Bank's holdings in these financial instruments.

4. Furthermore, the Board of Directors resolved to make provision for a sum of about NIS 300 million in order to fund the continuation of the voluntary retirement program. This is in addition to a sum of NIS 250 million for which provision has already been made in the last quarter of 2007 for funding the previous retirement program. This provision will be charged to the statement of profit and loss for the first quarter of 2008. Under the previous retirement program and the additional one now approved about 600 employees in all will retire from the Bank.

5. In the light of all of the above mentioned in this report, the Bank is expected to record a loss in its financial statements for the first quarter of 2008. At the same time, the Bank expects, according to the data presently available to the Bank, that the year 2008 taken as a whole will end with a net profit of more than NIS one billion, including profit from regular banking activities.

   In view of the loss for the first quarter of the year, the Bank expects that it will not be able to achieve in the course of the year 2008 the return it reported in the Annual Report for the year 2007.
   In the light of the contents of this report, the return of net profit on equity for the year 2008, as foreseen by the Bank, according to the data presently available to it, is expected to be about 7%-10%, of which the ratio of the return of profit from regular banking activities being about 2%-4%.

6. Following the expected results for the end of the first quarter of the year, the ratio of the Bank's capital to risk assets as at 31st March, 2008 will be about 9.8%. In calculating this capital ratio, the doubling of the capital required for the MBS Portfolio was not included (as reported in the Previous Report.

At the same time, it should be noted that following the issue of shares to York Capital at the beginning of April 2008 and in view of the sale of the MBS Portfolio which brought about a reduction in the size of the Bank's risk assets, the ratio of the Bank's capital to risk assets which takes into account the implications of the aforesaid operations is about 10.1%, and the ratio of Tier 1 capital to risk assets is more than 7%.

7. The Board of Directors, which at its aforesaid meeting, also held a discussion about the state of the capital of the Bank, reaffirmed the resolution of the Bank to follow an outline plan that will bring the Bank to a ratio of capital to risk assets of 11% at the end of 2008 and to a capital ratio of 12% at the end of 2009.
   The Board of Directors intends to discuss in the near future the necessary measures in order to realize the aforesaid outline plan.

8. This report contains forward-looking information. It may be that the developments which actually take place may lead to a different result from the one now expected, including global economic developments, changes in the conditions of the capital markets and changes in conditions of the Israeli economy as well as decisions that may be taken by the Bank in connection with its business activities. Furthermore, it should be taken into consideration that the work plans of the Bank are based on a series of assumptions the primary assumptions of which were published in the chapter dealing with strategy in the Board of Directors' Report which forms part of the Annual Report for the year 2007 (pages 36-39 of said Report) and that the factors mentioned in the chapter dealing with strategy can lead to developments which are different from what is now expected to happen.

Yours faithfully,

Bank Hapoalim B.M.

Barry Ben-Zeev Chief Financial Officer	**Mario Szuszan** Head of Global Treasury

Bank Hapoalim B.M.

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

schedule 1
082-34955

Transmission date: 18/05/2008
Reference: 2008-01-136182

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *16/05/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	89,229,908	6.78	6.78	6.65	6.65

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: __________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*

Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 89,533,208
Change in Quantity of Securities: *-303,300*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 62,804,510 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

END